

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2015

Via E-mail
Mark Sadler
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

Re: **Tahoe Resources Inc.**
                Form 40-F for Fiscal Year Ended December 31, 2014
                Filed March 12, 2015
                File No. 001-35531

Dear Mr. Sadler:

We issued comments to you on the above captioned filing on July 16, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 8, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining